March 30, 2017

VIA EDGAR

Mr. John Reynolds Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated March 29, 2017 Albany Molecular Research, Inc. Registration Statement on Form S-3 Filed March 17, 2017 File No. 333-216773

Dear Mr. Reynolds:

Albany Molecular Research, Inc. (the “Company”) respectfully submits this letter in response to the comment contained in your letter dated March 29, 2017 relating to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on March 17, 2017 with the Securities and Exchange Commission (the “Commission”). We have, for convenience, reproduced the Staff’s comment, followed by our response.

Incorporation of Documents by Reference, page 12

1. Comment: We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2016. We also note that certain portions of your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders or amend your Annual Report to include the information required by Part III of Form 10-K prior to requesting acceleration of the effectiveness of this registration statement. Please note that we will not be in position to declare this registration statement effective until such time as it contains or properly incorporates by reference the information required by Form S-3.

Response: The Company confirms that it will file a Definitive Proxy Statement for the Company’s 2017 Annual Meeting of Stockholders or amend the Annual Report filed with the Commission on March 16, 2017 to include the information required by Part III of Form 10-K prior to requesting acceleration of effectiveness of the Registration Statement.

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I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (781) 672-4535.

Sincerely,

/s/ Lori M. Henderson

Lori M. Henderson

Senior Vice President, General Counsel and Secretary